July 24, 2013

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

Re:	Pan American Silver Corp.
Form 40-F for the Fiscal Year Ended December 31, 2012
File No. 0-13727

Dear Ms. Jenkins,

Set forth below are the responses of Pan American Silver Corp., a corporation organized under the laws of Canada (the "Company"), to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the “Commission”) contained in the letter dated July 11, 2013 (the "Comment Letter") with respect to the Annual Report on Form 40-F for the fiscal year ended December 31, 2012, filed with the Commission on March 28, 2013 via EDGAR.

For the convenience of the Staff, we have numbered each of our responses to correspond to the numbered comments in the Comment Letter.  Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold and italics type to precede each of the Company's responses.

Response to question 1

 Form 40-F for the Year Ended December 31, 2012
Exhibit 1.2 – Management’s Discussion and Analysis for the Year Ended December 31, 2012
Alternative Performance (non-GAAP) Measures, page 41
Cash and Total Costs per Ounce of Silver, page 41
1. We note throughout your filing you disclose cash costs per ounce and total costs per ounce on a mine-by-mine basis. Please provide us with your computation on a mine-by-mine basis, and reconcile these amounts to your consolidated computation.

As requested, please find attached Schedule A, which provides our mine-by-mine calculation of cash and total costs per ounce, and reconciles with our consolidated computation and disclosures in our Form 40– F for the year ended December 31, 2012.

Response to question 2

Exhibit 1.3 – Consolidated Financial Statements and Notes
Financial Statements
Notes to Financial Statements
Note 2 – Summary of Significant Accounting Policies, page 13
2. Your accounting policies do not appear to address your cost accounting for by-products. Please expand your future disclosure to include i) whether by-products are allocated the same types of direct and indirect production costs allocated to your principal metals (including allocated overhead, depreciation, depletion and amortization), and ii) whether by-product costs are included in inventory prior to sale (e.g. stockpiled ore, in-process inventory, and finished goods, as applicable). In your response, please provide us a sample of your proposed future disclosure.

The Company produces two types of products: Dore and Concentrate.  The primary metal contained in the Dore and Concentrate is silver, and the by-products are secondary products obtained during the course of production and processing.

1)
In the case of concentrate, the product contains several commodities or poly metallic products.  The concentrate is sold as one unit containing varying amounts of silver, gold, copper, zinc and lead, with silver being the predominant value commodity.  These materials are sold directly to smelters and traders to which the Company ships the concentrate.

i)
The Company’s mines produce multiple types of concentrate and the Company allocates and records direct and indirect production costs (including allocated overhead, depreciation, depletion and amortization) in a systematic and rational basis based on the equivalent silver ounces contained in each respective concentrate.

ii)
As noted above, the concentrate contains several commodities and as a result production costs allocated to inventory (including stockpile ore, in-process concentrate inventory and finished concentrate) also contain the by-product costs incurred at the various stages of production.  The by-product costs included in inventory are part of the total cost of concentrate that has been allocated to inventory based on the equivalent silver ounces contained in the concentrate.  The costs are removed from inventory and recognized as production costs and depreciation and amortization once sold.

2)
In the case of Dore, which is comprised of silver and gold, the finished product is split at the refinery, at which point the refined silver and refined gold is sold to third parties.  The sale of the refined silver and gold occurs simultaneously in terms of existing contracts, and it is seldom, if ever that the Company holds refined silver or gold.

i)
In the unusual circumstance where the silver and gold cannot be sold simultaneously, the Company allocates direct and indirect production costs (including allocated overhead, depreciation, depletion and amortization), in a systematic and rationale basis based on the equivalent ounces of silver in the respective Dore.

ii)
At the various stages of production, the Dore contains silver and gold and is considered to be one product that is produced by the respective sites and delivered to the refinery.  In the rare circumstance where the refined silver and gold are not sold simultaneously, the respective production costs would be allocated to by-products based on the silver equivalent value of gold that is contained in the Dore inventory.

We propose the following disclosure, in future filings, beginning with our Annual Report on Form 40-F for the fiscal year ended December 31, 2013:

The Company allocates direct and indirect production costs to by-products on a systematic and rational basis.  With respect to concentrate and doré inventory, production costs are allocated based on the silver equivalent ounces contained within the respective concentrate and doré.

Response to question 3

Exploration and Evaluation Expenditure, page 21

3. We note your policy regarding the transfer of capitalized evaluation expenditures to mineral properties is based in part upon receiving appropriate development approvals. Paragraph 17 of IFRS 6 requires that exploration and evaluation assets be tested for impairment and reclassified once technical feasibility and commercial viability have been demonstrated. Please tell us i) how you apply paragraph 17 of IFRS 6 to your policy of requiring approvals and ii) how you account for capitalized costs in projects for which reserves have been established, consistent with CIM Definition Standards, but development has not yet been approved (i.e. tell us whether you believe the reserves associated with these projects do not demonstrate the technical feasibility and commercial viability of the project).

i)
We apply paragraph 17 of IFRS 6 by assessing technical feasibility and commercial viability of a project before reclassifying the corresponding development expenditures from Exploration and Evaluation.  We view the receipt of appropriate development approvals, as one of several components of technical feasibility and commercial viability.  Other components include, but are not limited to, permitting, ownership, establishing the volume and grade of the deposit, determining mine optimization and processing methods and economic feasibility.

ii)
Since the receipt of development approvals is a key component of commercial viability, development expenditures on projects where such approvals are outstanding, would be considered exploration and evaluation assets and accounted for in accordance with IFRS 6.  We have reviewed our portfolio of projects and are not able to identify instances of projects which have established reserves, but where development approvals have not been obtained.  Assets that demonstrate technical feasibility and commercial viability are accounted for in accordance with IAS 16.

In order to align our accounting policy wording more closely with paragraph 17 of IFRS 6, we propose to clarify our existing policy to read as follows, in future filings, beginning with our  Annual Report on Form 40-F for the fiscal year ended December 31, 2013:

Expenditures ~~is~~  are transferred to mining properties and leases or assets under construction once the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and the work completed to date supports the future development of the property ~~and such development receives appropriate approvals~~.

We hope the above adequately responds to the Staff’s Comment letter. Furthermore, in connection with this letter, the Company hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its Form 40-F filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Form 40-F filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned should you have any questions or comments.

Yours truly,

PAN AMERICAN SILVER CORP.

_____________________________
Rob Doyle
Chief Financial Officer

Schedule A – Calculations of Cash Cost and Total Costs per ounce.

Cash and Total Cost per Ounce Reconciliation				Twelve Months ended
(in thousands of US dollars)				December 31, 2012
		Huaron	Quiruvilca	Morococha	San Vicente	La Colorada	Manantial Espejo	Alamo Dorado	Dolores	Other Subsidiaries	Consolidated 2012
Production Costs		$72,322	$14,661	$70,962	$28,279	$46,647	$109,061	$60,288	$76,774	$(4,993)	$474,001
Add / (Subtract)
Royalites		-	181	-	28,913	-	3,820	-	2,163	-	$35,077
Smelting, refining & transportation		19,400	2,943	15,717	17,362	8,079	2,548	1,179	871	-	$68,097
By-product credits		(45,448)	(8,486)	(44,750)	(9,644)	(19,814)	(72,139)	(30,555)	(72,199)	-	$(303,035)
Worker's participation and voluntary payments		(1,515)	(58)	(0)	-	-	-	-	-	-	$(1,573)
Change in inventories		1,538	(348)	5,356	2,669	618	11,920	(2,351)	3,118	-	$22,521
Other		(1,976)	(161)	(1,605)	418	1,399	(1,098)	(961)	254	1,255	$(2,475)
Intersegment charges		(428)	-	(433)	(472)	(514)	(1,017)	(619)	(254)	3,738	$-
Non-controlling interest		-	-	(3,538)	(3,376)	-	-	-	-	-	$(6,914)
Cash Operating Costs	A	43,894	8,733	41,707	64,149	36,414	53,093	26,981	10,728	(0)	$285,699

Add / (Subtract)
Depreciation and amortization		8,686	340	11,117	11,299	4,761	27,785	16,337	26,890	939	$108,153
Closure and decommisioning provision		632	302	474	279	226	694	185	106	100	$2,999
Change in inventories		(527)	(371)	500	(406)	584	839	(986)	6,934	(293)	$6,273
Other		-	-	-	-	-	-	-	-	(746)	$(746)
Non-controlling interest		-	-	(945)	(559)	-	-	-	-	-	$(1,504)
Total Costs	B	52,684	9,004	52,852	74,763	41,985	82,410	42,518	44,659	(0)	$400,874

Payable Silver Production (oz.)	C	2,506,481	240,354	1,776,333	3,390,683	4,215,075	3,625,285	5,345,677	2,646,219	-	23,746,108

Cash Costs per ounce	(A*$1000)/C	$17.51	$36.33	$23.48	$18.92	$8.64	$14.65	$5.05	$4.05	N/A	$12.03
Total Costs per ounce	(B*$1000)/C	$21.02	$37.46	$29.75	$22.05	$9.96	$22.73	$7.95	$16.88	N/A	$16.88